NXT PROVIDES AN UPDATE ON SFD SURVEY CONTRACTS

Calgary, Alberta, Canada
Thursday, May 1, 2008

Energy Exploration Technologies Inc. (“NXT” or “the Company”)

“SFD” – TSX-V

“ENXTF” – NASDAQ OTCBB

NXT WILL BE HOSTING A CONFERENCE CALL FOR SHAREHOLDERS TODAY AT 10 A.M. MOUNTAIN TIME.  TO PARTICIPATE IN THE CALL, PHONE INTO THE ACCESS NUMBER - 866-507-1212

NXT is pleased to provide the following update on SFD Survey contracts.

NXT’s existing client, Pengrowth Energy Trust, has agreed to a Cdn $1.2 million SFD survey subject to finalizing definitive terms.  Final contract documents are to be completed in the next two to three weeks with the survey scheduled to commence in Q2, 2008.

NXT has completed the previously announced $1.5 million of surveys for another ongoing client, Black Goose Holdings Inc. (“Black Goose”).  This revenue will be recognized throughout both the first and second quarter of 2008.

All of the above contracts provide NXT with a gross overriding royalty on surveyed areas.

Management anticipates adding to the order book of SFD contracts throughout the balance of the year.

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD qualified prospects.

Additional information about NXT and the SFD technology is available on the Company’s website.

For more information contact:
Ken Rogers, VP Finance and CFO
Energy Exploration Technologies Inc.
505 — 3rd Street, S.W., Suite 1400
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
info@nxtenergy.com
www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the NASDAQ OTCBB nor the TSX Venture exchanges have approved or disapproved the content of this news release  and do not accept responsibility for the adequacy or accuracy of this news release.